SENT BY: SECETARIAL DEPT; 7- 5- 3 4:44PM; 603 20306620 => 202 942 9525; #1/2



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.



03022077

SUPPL

03 MAY -5 AM 7:2

6 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Incorporation of a subsidiary of Genting International Public Limited Company, an indirect subsidiary of Genting Berhad whose shares are quoted on the Luxembourg Stock Exchange for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCES
JUN 1 1 2003
THOMSC
FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

dw 6/4

Exemption No. 82-4962



Form Version 2.0

General Announcement

Ownership transfer to GENTING/EDMS/KLSE on 06-05-2003 04:10:08 PM
Submitted by GENTING on 07-05-2003 05:07:54 PM
Reference No GG-030506-CD6BC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

INCORPORATION OF A SUBSIDIARY OF GENTING INTERNATIONAL PUBLIC LIMITED COMPANY, AN INDIRECT SUBSIDIARY OF GENTING BERHAD WHOSE SHARES ARE QUOTED ON THE LUXEMBOURG STOCK EXCHANGE

* **Contents :-**

We wish to inform that Genting International Public Limited Company ("GIPLC"), an indirect subsidiary of the Company whose shares are quoted on the Luxembourg Stock Exchange has incorporated Genting India Travel Services Private Limited ("GITS") as its wholly-owned subsidiary. GITS was incorporated in India on 3 April 2003 with a paid-up capital of Indian Rupees 100,000.

None of the Directors and substantial shareholders of the Company has any interest, direct or indirect in the incorporation by GIPLC of the abovementioned company.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2003.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: